UNIQUELY POSITIONED

2012
SECOND QUARTER REPORT

SILVER WHEATON™

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2012 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2011 audited consolidated financial statements, the related MD&A and the 2011 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 33 of this MD&A. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of August 9, 2012.

Highlights

•
Attributable silver equivalent production for the three and six months ended June 30, 2012 of 6.7 million ounces (6.5 million ounces of silver and 3,200 ounces of gold) and 13.4 million ounces (13.1 million ounces of silver and 5,300 ounces of gold), respectively, representing an increase of 10% and 9% over the comparable periods in 2011.

•
Record silver equivalent sales for the three and six months ended June 30, 2012 of 6.9 million ounces (6.8 million ounces of silver and 2,400 ounces of gold) and 13.1 million ounces (12.7 million ounces of silver and 6,200 ounces of gold), respectively, representing an increase of 36% and 31% over the comparable periods in 2011.

•
Record revenue for the three and six months ended June 30, 2012 of $201.4 million and $401.0 million, respectively, compared with $194.8 million and $352.9 million for the comparable periods in 2011, representing an increase of 3% and 14%.

•
Net earnings for the three and six months ended June 30, 2012 of $141.4 million ($0.40 per share), and $288.6 million ($0.82 per share), respectively, compared with $148.1 million ($0.42 per share) and $270.2 million ($0.77 per share) for the comparable periods in 2011, with the six month performance representing a record for the Company.

•
Record operating cash flows for the three and six months ended June 30, 2012 of $172.9 million ($0.49 per share1) and $336.7 million ($0.95 per share1), respectively, compared with $168.3 million ($0.48 per share1) and $295.5 million ($0.84 per share1) for the comparable periods in 2011, representing an increase of 3% and 14%.

•
Average cash costs2 for the three and six months ended June 30, 2012 of $4.06 and $4.07 per silver equivalent ounce, respectively, compared with $4.14 and $4.10 per silver equivalent ounce for the comparable periods in 2011.

•
Cash operating margin3 for the three and six months ended June 30, 2012 of $25.01 and $26.65 per silver equivalent ounce, respectively, compared with $34.21 and $31.25 per silver equivalent ounce for the comparable periods in 2011.

•
As at June 30, 2012, approximately 3.2 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

1 Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 21 of this MD&A.

SILVER WHEATON 2012 SECOND QUARTER REPORT [1]

•
As per Barrick Gold Corporation’s (“Barrick”) second quarter 2012 MD&A, initial gold production at their world-class gold-silver Pascua-Lama project has been delayed due to lower than expected productivity.  Initial gold production, previously expected in mid-2013, is now expected in mid-2014.  As per the completion guarantee with Barrick, during 2014 and 2015 Silver Wheaton will be entitled to the silver production from the three currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee.  In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

•
On May 14, 2012, the Company announced that its Board of Directors had declared its second quarterly cash dividend payment for 2012 in the amount of $0.09 per common share, representing 20% of the cash generated by operating activities during the three months ended March 31, 2012, payable to shareholders of record on May 23, 2012.  This dividend was distributed on June 6, 2012.

•
On August 8, 2012, the Company announced that it had agreed to acquire from Hudbay Minerals Inc. (“Hudbay”) 100% of the life of mine silver production from its currently producing 777 mine (“777”), located in Canada, as well as from its Constancia project (“Constancia”), located in southern Peru. In addition, Silver Wheaton has agreed to acquire 100% of the life of mine gold production from 777 until Constancia satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.  In addition, the Company has share purchase warrants that are listed on the Toronto Stock Exchange and trade under the symbol SLW.WT.U.

To date, the Company has entered into 15 long-term silver purchase agreements and three long-term precious metal purchase agreements, relating to 21 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended June 30, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.04 and $303, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world.  Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

At June 30, 2012, the Company had approximately $1.1 billion of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver and precious metal stream interests.

SILVER WHEATON 2012 SECOND QUARTER REPORT [2]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Upfront Consideration 1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	5	100%	100% 6	Life of Mine	1-Dec-08
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
777	Hudbay	Canada	$455,100	7	100%	100%/50% 8	Life of Mine	8-Aug-12
Barrick			$625,000	9
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Veladero	Barrick	Argentina			100% 11	-	4 years 10	8-Sep-09
Other			$839,203
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Stratoni	Eldorado Gold 12	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	13	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	14	12.5%	-	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$294,900	16	100%	-	Life of Mine	8-Aug-12

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 4 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

5)	Comprised of the value allocated to the silver and gold interests upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)	To be paid on the closing date.
8)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

9)
As more fully described in Note 10 to the financial statements, Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $487.5 million has been paid to date. The remaining $137.5 million is payable on the third anniversary of the transaction.

10)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
12)	95% owned by Eldorado Gold Corporation.
13)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

14)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement are in the process of being finalized.
16)
Comprised of $44.9 million to be paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

SILVER WHEATON 2012 SECOND QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

During the three months ended June 30, 2012, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2012.  During the three months ended June 30, 2012, there was approximately 1.0 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

As of June 30, 2012, the Company has received approximately 48 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of $600 million.  As at December 31, 2011, the San Dimas mine had proven and probable silver reserves of 31.8 million ounces and inferred silver resources of 60.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of June 30, 2012, the Company has received in excess of 13 million ounces of silver related to the Zinkgruvan mine under the agreement, generating cumulative operating cash flows of $180 million.  As at June 30, 2011, Zinkgruvan had proven and probable silver reserves of 34.8 million ounces, measured and indicated silver resources of 17.4 million ounces and inferred silver resources of 13.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, the largest buyer of the bulk concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate. In the second quarter of 2011, Glencore began producing separate copper and lead concentrates, replacing the bulk concentrate. The consistency and quantity of these new concentrates has now stabilized, with more consistent silver deliveries to Silver Wheaton from the copper concentrates expected in future quarters.  Discussions between Glencore and prospective offtakers for the new lead concentrates are ongoing, and until such offtake agreements are established, sales of lead concentrates will continue to have an inconsistent delivery schedule.   As at June 30, 2012, approximately 0.8 million ounces of cumulative payable silver ounces attributable to the new copper and lead concentrates have been produced at Yauliyacu but not yet delivered to the Company.

SILVER WHEATON 2012 SECOND QUARTER REPORT [4]

As of June 30, 2012, the Company has received approximately 17 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of $232 million.  As at June 30, 2011, Yauliyacu had proven and probable silver reserves of 12.4 million ounces, measured and indicated silver resources of 40.3 million ounces and inferred silver resources of 72.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s press release dated July 10, 2012, second quarter mill throughput at Peñasquito was affected by inadequate water supply in the month of June. While the ore body and the processing plant performed well, prolonged drought conditions in the region have contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the pit dewatering program.  This condition limited plant throughput in June and is also expected to affect plant throughput in the second half of 2012.  Goldcorp holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase the quantity of water reclaimed from the tailings facility.  The current water deficit is expected to limit plant throughput to between approximately 98,000 and 107,000 tonnes per day over the balance of 2012.  Goldcorp is optimistic that sufficient water will be secured to accommodate long-term throughput forecasts of 130,000 tonnes per day.

As of June 30, 2012, the Company has received 11 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of $268 million.  As at December 31, 2011, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 240.1 million ounces, measured and indicated silver resources was 66.4 million ounces and inferred silver resources was 11.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of June 30, 2012, the Company has received approximately 0.5 million ounces of silver and approximately 68,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of $79 million.  As at December 31, 2011, Minto had proven and probable reserves of 1.8 million ounces of silver and 220,000 ounces of gold, measured and indicated resources of 3.9 million ounces of silver and 380,000 ounces of gold and inferred resources of 0.8 million ounces of silver and 70,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of June 30, 2012, the Company has received in excess of 4 million ounces of silver related to the Cozamin mine under the agreement, generating cumulative operating cash flows of $97 million.  As at December 31, 2011, Cozamin had proven and probable silver reserves of 9.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2012 SECOND QUARTER REPORT [5]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines (the “Barrick mines”) until the end of 2013.   Silver Wheaton will make total upfront cash payments of $625 million, of which $487.5 million has been paid to date. The remaining $137.5 million is due on the third anniversary of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As stated by Barrick in its second quarter 2012 MD&A, initial gold production at Pascua-Lama has been delayed due to lower than expected productivity.  Initial gold production, previously expected in mid-2013, is now expected in mid-2014, with an approximate 50 to 60 percent increase in capital costs from the top end of its previously announced estimate of $4.7 to $5.0 billion.  Approximately $3 billion has been spent to date.   During the second quarter, the project achieved critical milestones with completion of Phase 1 of the pioneering road and also the water management system in Chile, both of which enabled the commencement of pre-stripping activities. At the end of the second quarter, the tunnel was about 40 percent complete, the powerline in Chile was about 50 percent complete, and approximately 75 percent of the targeted 10,000 beds were available.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, a federal glacier protection law came into force that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.  If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of the activity.  In July 2012, the Supreme Court of Argentina overturned temporary injunctions granted by the federal court in the province of San Juan which had been in effect since November 2010 suspending the application of the national law for the protection of glaciers in that province.  As stated by Barrick in its July 3, 2012 press release, construction at Pascua-Lama is not affected by the Supreme Court decision as Barrick believes they are legally entitled to continue their current activities on the basis of existing approvals.  In addition, Barrick states that the activities at Pascua-Lama do not take place on glaciers and that any potential impact on glaciers has already been studied and evaluated as part of the extensive environmental assessments for Pascua-Lama, which are updated every two years in Argentina. The most recent update, conducted in 2011, confirms that Barrick is in full compliance with all requirements with respect to glaciers.  Finally, the Supreme Court must still rule on the constitutionality of the federal law, which has also been challenged by the province of San Juan, labor unions and local construction and mining chambers.

As of June 30, 2012, the Company has received in excess of 7 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of $174 million.  As at December 31, 2011, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 40.2 million ounces of proven and probable silver reserves.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2012 SECOND QUARTER REPORT [6]

777

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Silver Wheaton will make a total upfront cash payment of $455.1 million, which is due on the closing date.  In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.

As at December 31, 2011, 777 had proven and probable reserves of 10.9 million ounces of silver and 750,000 ounces of gold and inferred resources of 1.5 million ounces of silver and 70,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

iv.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

v.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

vi.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vii.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

viii.
On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized; and

x.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru (as described in the Subsequent Events section of this MD&A).

SILVER WHEATON 2012 SECOND QUARTER REPORT [7]

As of June 30, 2012, the Company has received 13 million ounces of silver under these agreements, generating cumulative operating cash flows of $257 million.

As at December 31, 2011, unless otherwise noted1, these silver and gold interests had proven and probable silver reserves of 306.4 million ounces, measured and indicated silver resources of 308.0 million ounces and inferred silver resources of 205.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at June 30, 2012:

	June 30	December 31
(in thousands)	2012	2011
Common shares held	$104,711	$149,039
Warrants held	2,596	2,582
	$107,307	$151,621

Common Shares Held

	Jun 30 2012	Three Months Ended Jun 30 2012	Six Months Ended Jun 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Fair Value
Bear Creek	$37,095	$(10,301)	$(9,076)	$46,171
Revett	17,325	(4,595)	(7,246)	23,793
Sabina	22,846	(9,826)	(21,331)	44,177
Other	27,445	(9,677)	(7,453)	34,898
	$104,711	$(34,399)	$(45,106)	$149,039

1 Mineral reserves and mineral resources are reported as of December 31, 2011, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 31 of this MD&A.

SILVER WHEATON 2012 SECOND QUARTER REPORT [8]

Warrants Held

	Jun 30 2012	Three Months Ended Jun 30 2012	Six Months Ended Jun 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Fair Value
Revett	$-	$(222)	$(357)	$741
Other	2,596	(55)	755	1,841
	$2,596	$(277)	$398	$2,582

The Company’s long-term investments in common shares held are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

During the three months ended June 30, 2012, the Company acquired 244,836 common shares of Revett Minerals Inc. (“Revett”) from the exercise of 244,836 Revett warrants for total consideration of $0.4 million.

During the three months ended June 30, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation (“Wildcat”) for total consideration of $13.7 million.

During the three and six months ended June 30, 2012, the value of the Company’s long-term investments in common shares held declined by $34.4 million and $45.1 million, respectively, primarily attributable to the Company’s investments in Bear Creek Mining Corporation (“Bear Creek”) and Sabina Gold & Silver Corp. (“Sabina”). As a result of this decline in the fair value of its long-term investments in common shares held, during the three months ended June 30, 2012, the Company recorded a $1.7 million (six months - $3.2 million) deferred income tax recovery  being reflected as a component of other comprehensive income.  In addition, the Company has reversed previously recognized deferred income tax assets primarily as a result of the decline in fair value of long-term investments in common shares held, resulting in a $1.7 million (six months - $3.2 million) deferred income tax expense being reflected as a component of net earnings.

SILVER WHEATON 2012 SECOND QUARTER REPORT [9]

Summary of Ounces Produced and Sold

	2012		2011				2010
(in thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced 1
San Dimas 2	1,227	1,692	1,578	1,251	1,150	1,606	1,586	1,255
Zinkgruvan	673	642	390	379	414	508	428	508
Yauliyacu	606	550	583	608	674	683	651	633
Peñasquito	1,822	1,365	1,633	1,162	1,282	1,207	1,260	1,109
Cozamin	429	405	433	395	414	325	335	381
Barrick 3	468	667	723	794	741	722	458	682
Other 4	1,276	1,288	1,389	1,272	1,153	1,088	1,245	1,069
	6,501	6,609	6,729	5,861	5,828	6,139	5,963	5,637
Silver equivalent ounces of gold produced 5
Minto	189	107	202	257	261	97	205	402
Silver equivalent ounces produced	6,690	6,716	6,931	6,118	6,089	6,236	6,168	6,039
Silver ounces sold
San Dimas 2	1,295	1,701	1,488	1,232	1,149	1,748	1,438	1,274
Zinkgruvan	580	517	425	319	401	321	421	635
Yauliyacu	1,155	497	655	11	471	120	470	87
Peñasquito	1,845	1,189	851	1,382	961	941	1,169	692
Cozamin	395	376	374	335	281	271	411	306
Barrick 3	470	656	755	747	726	680	482	533
Other 4	1,049	992	1,230	770	862	741	1,139	750
	6,789	5,928	5,778	4,796	4,851	4,822	5,530	4,277
Silver equivalent ounces of gold sold 5
Minto	139	198	196	316	227	83	127	411
Silver equivalent ounces sold	6,928	6,126	5,974	5,112	5,078	4,905	5,657	4,688
Gold / silver ratio 5	58.7	51.2	51.9	50.4	40.1	33.0	49.7	57.7
Cumulative payable silver equivalent ounces produced but not yet delivered 6	3,212	4,166	4,127	3,805	3,537	3,018	2,275	2,174

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON 2012 SECOND QUARTER REPORT [10]

Quarterly Financial Review

2012		2011				2010
Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total silver ounces sold (000's)	6,789	5,928	5,778	4,796	4,851	4,822	5,530	4,277
Average realized silver price 1	$29.12	$32.58	$32.09	$36.44	$38.38	$32.00	$26.41	$19.51
Silver sales (000's)	$197,694	$193,162	$185,401	$174,733	$186,191	$154,304	$146,030	$83,409
Total gold ounces sold	2,369	3,860	3,777	6,280	5,674	2,524	2,562	7,127
Average realized gold price 1	$1,568	$1,678	$1,712	$1,666	$1,509	$1,537	$1,384	$1,323
Gold sales (000's)	$3,714	$6,476	$6,466	$10,462	$8,561	$3,879	$3,547	$9,425
Total silver equivalent ounces sold (000's) 2	6,928	6,126	5,974	5,112	5,078	4,905	5,657	4,688
Average realized silver equivalent price 1, 2	$29.07	$32.59	$32.12	$36.23	$38.35	$32.24	$26.44	$19.81
Total sales (000's)	$201,408	$199,638	$191,867	$185,195	$194,752	$158,183	$149,577	$92,834
Average cash cost, silver 1, 3	$4.04	$4.02	$4.01	$3.99	$3.98	$3.98	$3.97	$3.98
Average cash cost, gold 1, 3	$303	$303	$301	$300	$300	$300	$300	$300
Average cash cost, silver equivalent 1, 2, 3	$4.06	$4.08	$4.06	$4.12	$4.14	$4.07	$4.02	$4.09
Net earnings (000's)	$141,414	$147,181	$144,747	$135,040	$148,065	$122,176	$63,899	$23,670
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	-	-	-	-	-	56,832	45,276
Adjusted net earnings 4 (000's)	$141,414	$147,181	$144,747	$135,040	$148,065	$122,176	$120,731	$68,946
Earnings per share
Basic	$0.40	$0.42	$0.41	$0.38	$0.42	$0.35	$0.18	$0.07
Diluted	$0.40	$0.41	$0.41	$0.38	$0.42	$0.34	$0.18	$0.07
Adjusted earnings per share 4
Basic	$0.40	$0.42	$0.41	$0.38	$0.42	$0.35	$0.35	$0.20
Diluted	$0.40	$0.41	$0.41	$0.38	$0.42	$0.34	$0.34	$0.20
Cash flow from operations (000's)	$172,916	$163,811	$163,714	$167,236	$168,281	$127,196	$124,675	$70,473
Cash flow from operations per share 5
Basic	$0.49	$0.46	$0.46	$0.47	$0.48	$0.36	$0.36	$0.20
Diluted	$0.49	$0.46	$0.46	$0.47	$0.47	$0.36	$0.36	$0.20
Dividends
Dividends declared (000's)	$31,829	$31,829 6	$31,814	$10,603	$10,599	$10,595	$-	$-
Dividends declared per share	$0.09	$0.09	$0.09	$0.03	$0.03	$0.03	$-	$-
Total assets (000's)	$3,056,825	$3,005,839	$2,872,335	$2,760,675	$2,807,346	$2,757,065	$2,635,383	$2,363,943
Total liabilities (000's)	$212,147	$242,873	$218,118	$229,676	$359,544	$363,131	$373,434	$507,077
Total shareholders' equity (000's)	$2,844,678	$2,762,966	$2,654,217	$2,530,999	$2,447,802	$2,393,934	$2,261,949	$1,856,866

1)	Expressed as United States dollars per ounce.
2)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 21 of this MD&A.
5)	Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
6)	On March 22, 2012, the Company declared dividends of $0.09 per common share for total dividends of $31.8 million, which was paid on April 17, 2012.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver, as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON 2012 SECOND QUARTER REPORT [11]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

Three Months Ended June 30, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,227	1,295	$36,695	$28.34	$4.09	$0.79	$30,367	$31,394	$165,161
Zinkgruvan	673	580	16,505	28.45	4.14	1.68	13,131	14,043	55,798
Yauliyacu	606	1,155	34,468	29.84	4.08	5.02	23,959	32,202	221,723
Peñasquito	1,822	1,845	53,197	28.83	3.99	2.96	40,373	45,835	495,993
Cozamin	429	395	11,981	30.33	4.12	4.05	8,756	10,400	21,997
Barrick 5	468	470	14,183	30.18	3.90	4.34	10,310	13,571	601,035
Other 6	1,276	1,049	30,665	29.22	3.97	4.09	22,212	27,670	243,642
	6,501	6,789	$197,694	$29.12	$4.04	$3.12	$149,108	$175,115	$1,805,349
Gold
Minto	3,214	2,369	3,714	1,568	303	171	2,593	2,928	32,596
Silver equivalent 7	6,690	6,928	$201,408	$29.07	$4.06	$3.12	$151,701	$178,043	$1,837,945
Corporate
General and administrative							$(7,354)
Other							(2,933)
Total corporate							$(10,287)	$(5,127)	$1,218,880
	6,690	6,928	$201,408	$29.07	$4.06	$3.12	$141,414	$172,916	$3,056,825

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 SECOND QUARTER REPORT [12]

Three Months Ended June 30, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,150	1,149	$42,798	$37.25	$4.05	$0.71	$37,333	$38,149	$169,458
Zinkgruvan	414	401	16,220	40.46	4.08	1.69	13,905	13,303	58,899
Yauliyacu	674	471	17,663	37.50	4.02	5.02	13,406	15,770	233,355
Peñasquito	1,282	961	39,274	40.89	3.90	2.41	33,215	35,528	510,351
Cozamin	414	281	10,284	36.58	4.08	4.62	7,838	10,798	28,394
Barrick 5	741	726	27,437	37.78	3.90	3.57	22,009	24,605	599,449
Other 6	1,153	862	32,515	37.71	3.94	4.30	25,415	29,105	260,447
	5,828	4,851	$186,191	$38.38	$3.98	$2.84	$153,121	$167,258	$1,860,353
Gold
Minto	6,510	5,674	8,561	1,509	300	169	5,897	5,941	35,362
Silver equivalent 7	6,089	5,078	$194,752	$38.35	$4.14	$2.90	$159,018	$173,199	$1,895,715
Corporate
General and administrative							$(6,252)
Other							(4,701)
Total corporate							$(10,953)	$(4,918)	$911,631
	6,089	5,078	$194,752	$38.35	$4.14	$2.90	$148,065	$168,281	$2,807,346

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended June 30, 2012, attributable silver equivalent production was 6.7 million ounces (6.5 million ounces of silver and 3,200 ounces of gold), compared with 6.1 million ounces (5.8 million ounces of silver and 6,500 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	259,000 ounce (63%) increase related to the Zinkgruvan mine, achieved through record throughput;

•
540,000 ounce (42%) increase related to the Peñasquito mine reflecting the ramping up of milling operations and the successful commissioning of the high pressure grinding circuit during the three months ended June 30, 2012; partially offset by

•	273,000 ounce (37%) decrease related to the Barrick mines, resulting primarily from lower grades.

SILVER WHEATON 2012 SECOND QUARTER REPORT [13]

For the three months ended June 30, 2012, net earnings and cash flow from operations were $141.4 million and $172.9 million, respectively, compared with $148.1 million and $168.3 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•	$19.3 million increase due to a 10% increase in payable silver equivalent ounces produced and sold during the three months ended June 30, 2012, primarily attributable to:

i.	$8.2 million increase related to a 63% increase in payable silver production at Zinkgruvan;

ii.	$17.2 million increase related to a 42% increase in payable silver production at Peñasquito; partially offset by

iii.	$8.2 million decrease related to a 37% decrease in payable silver production at the Barrick mines; and

•	$38.9 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.
$21.1 million increase due to Yauliyacu having sold the remaining bulk concentrate as well as the majority of the new copper and lead concentrates produced in prior quarters during the three months ended June 30, 2012;

ii.
$13.4 million increase due to Peñasquito having sold concentrate produced in prior quarters during the three months ended June 30, 2012 compared with stockpiling concentrate in the comparable period of the previous year; partially offset by

•	$65.5 million decrease as a result of a 30% decrease in the average earnings from operations on a per ounce basis, driven primarily by a 24% decrease in the average realized selling price; and

•	$0.7 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.2 million decrease from a cash flow perspective).

SILVER WHEATON 2012 SECOND QUARTER REPORT [14]

Six Months Ended June 30, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	2,919	2,996	$92,261	$30.79	$4.09	$0.79	$77,634	$79,999	$165,161
Zinkgruvan	1,315	1,097	33,443	30.47	4.14	1.68	27,058	27,538	55,798
Yauliyacu	1,156	1,652	50,054	30.30	4.06	5.02	35,055	45,790	221,723
Peñasquito	3,187	3,034	91,957	30.31	3.99	2.96	70,873	79,853	495,993
Cozamin	834	771	24,590	31.91	4.10	4.05	18,313	20,540	21,997
Barrick 5	1,135	1,126	35,686	31.70	3.90	4.34	26,410	32,517	601,035
Other 6	2,564	2,041	62,865	30.79	3.96	4.04	46,531	54,722	243,642
	13,110	12,717	$390,856	$30.73	$4.03	$2.97	$301,874	$340,959	$1,805,349
Gold
Minto	5,302	6,229	10,190	1,636	303	171	7,240	8,077	32,596
Silver equivalent 7	13,406	13,054	$401,046	$30.72	$4.07	$2.97	$309,114	$349,036	$1,837,945
Corporate
General and administrative							$(14,918)
Other							(5,601)
Total corporate							$(20,519)	$(12,309)	$1,218,880
	13,406	13,054	$401,046	$30.72	$4.07	$2.97	$288,595	$336,727	$3,056,825

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 SECOND QUARTER REPORT [15]

Six Months Ended June 30, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	2,756	2,897	$101,169	$34.92	$4.05	$0.71	$87,384	$88,351	$169,458
Zinkgruvan	922	722	27,269	37.76	4.08	1.69	23,100	22,909	58,899
Yauliyacu	1,357	591	21,186	35.85	4.01	5.02	15,850	18,815	233,355
Peñasquito	2,489	1,902	66,294	34.87	3.90	2.41	54,301	58,880	510,351
Cozamin	739	552	18,935	34.26	4.06	4.62	14,136	18,573	28,394
Barrick 5	1,463	1,406	49,100	34.91	3.90	3.56	38,604	42,056	599,449
Other 6	2,241	1,603	56,542	35.27	3.93	4.14	43,601	49,290	260,447
	11,967	9,673	$340,495	$35.20	$3.98	$2.59	$276,976	$298,874	$1,860,353
Gold
Minto	9,435	8,198	12,440	1,517	300	169	8,595	8,811	35,362
Silver equivalent 7	12,325	9,983	$352,935	$35.35	$4.10	$2.65	$285,571	$307,685	$1,895,715
Corporate
General and administrative							$(12,754)
Other							(2,576)
Total corporate							$(15,330)	$(12,208)	$911,631
	12,325	9,983	$352,935	$35.35	$4.10	$2.65	$270,241	$295,477	$2,807,346

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the six months ended June 30, 2012, attributable silver equivalent production was 13.4 million ounces (13.1 million ounces of silver and 5,300 ounces of gold), compared with 12.3 million ounces (12.0 million ounces of silver and 9,400 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	393,000 ounce (43%) increase related to the Zinkgruvan mine, achieved through record throughput;

•
697,000 ounce (28%) increase related to the Peñasquito mine reflecting the continued ramping up of milling operations, including the successful commissioning of the high pressure grinding circuit during the three month period ending June 30, 2012;

•
323,000 ounce (14%) increase related to Other mines, primarily attributable to (i) the Bellekeno mine in the Keno Hill silver district, which continues to successfully ramp up production as it enters its second full year of commercial production; (ii) the Mineral Park mine, which had increased production related to the successful completion of the Phase II mill expansion in the third quarter of 2011; and (iii) the Stratoni mine, which had increased production as a result of developing past the poor geotechnical conditions encountered in the first half of 2011; partially offset by

•	329,000 ounce (23%) decrease related to the Barrick mines, resulting primarily from lower grades.

SILVER WHEATON 2012 SECOND QUARTER REPORT [16]

For the six months ended June 30, 2012, net earnings and cash flow from operations were $288.6 million and $336.7 million, respectively, compared with $270.2 million and $295.5 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•	$28.6 million increase due to a 9% increase in payable silver equivalent ounces produced and sold during the six months ended June 30, 2012, primarily attributable to:

i.	$11.5 million increase relating to a 43% increase in payable silver production at Zinkgruvan;

ii.	$18.3 million increase related to a 28% increase in payable silver production at Peñasquito;

iii.	$10.1 million increase relating to a 14% increase in payable silver production at the Other mines; and

•	$54.3 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$33.4 million increase due to Yauliyacu having sold the remainder of the bulk concentrate as well as more consistent deliveries of the new lead and copper concentrates;

ii.
$14.0 million increase due to Peñasquito having sold concentrate produced in prior quarters during the six months ended June 30, 2012 compared with stockpiling concentrate in the comparable period of the previous year; and

•	$59.4 million decrease as a result of a 17% decrease in the average earnings from operations on a per ounce basis, driven primarily by a 13% decrease in the average realized selling price; and

•	$5.2 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.1 million decrease from a cash flow perspective).

SILVER WHEATON 2012 SECOND QUARTER REPORT [17]

Corporate Costs

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
General and administrative	$5,685	$4,438	$11,590	$9,685
Equity settled stock based compensation (a non-cash item)	1,669	1,814	3,328	3,069
Total general and administrative	$7,354	$6,252	$14,918	$12,754
Foreign exchange loss (gain)	39	(502)	9	(506)
Other expense (income)	144	2,765	(506)	2,905
Income tax expense	2,750	2,438	6,098	177
Total corporate costs	$10,287	$10,953	$20,519	$15,330

For the three months ended June 30, 2012, corporate costs decreased by $0.7 million over the comparable period in the previous year, primarily due to the following:

•
A decrease in other expense of $2.6 million, primarily attributable to the difference in the non-cash, fair value loss recorded during the three months ended June 30, 2012 on the Company’s investments in share purchase warrants compared to the loss recorded in the comparable period of the previous year; partially offset by

•	An increase in general and administrative costs of $1.2 million, primarily due to increased professional fees and charitable donations.

For the six months ended June 30, 2012, corporate costs increased by $5.2 million over the comparable period in the previous year, primarily due to the following:

•	An increase in general and administrative costs of $1.9 million, primarily due to increased professional fees and charitable donations;

•
An increase in income tax expense of $5.9 million, with the $6.1 million expense recorded during the six months ended June 30, 2012 including a non-cash deferred income tax expense of $5.6 million attributable primarily to (i) $2.4 million related to income from Canadian operations and (ii) $3.2 million related to the reversal of previously recognized deferred income tax assets as a result of the decline in fair value of long-term investments in common shares held; partially offset by

•
Other income of $0.5 million being recognized during the six months ended June 30, 2012, primarily attributable to a $0.4 million non-cash, fair value gain recorded on the Company’s investments in share purchase warrants.  This compared to a $2.8 million non-cash, fair value loss recorded on those warrants in the comparable period of the previous year.

During the three months ended June 30, 2012, the Company incurred interest costs of $2.4 million (six months - $4.8 million), of which $2.2 million (six months - $4.4 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  During the three months ended June 30, 2011, the Company incurred interest costs of $4.6 million (six months - $9.2 million), of which $4.3 million (six months - $8.6 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the three months and six months ended June 30, 2012 and 2011 were capitalized in relation to the Barrick silver interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [18]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; (iii) cash operating margin; and (iv) adjusted net earnings and adjusted net earnings per share.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2012	2011	2012	2011
Cash generated by operating activities	$172,916	$168,281	$336,727	$295,477
Divided by:
Basic weighted average number of shares outstanding	353,733	353,267	353,631	353,083
Diluted weighted average number of shares outstanding	355,519	355,921	355,751	355,895
Equals:
Operating cash flow per share - basic	$0.49	$0.48	$0.95	$0.84
Operating cash flow per share - diluted	$0.49	$0.47	$0.95	$0.83

SILVER WHEATON 2012 SECOND QUARTER REPORT [19]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2012	2011	2012	2011
Cost of sales	$49,707	$35,734	$91,932	$67,364
Less: depletion	(21,591)	(14,734)	(38,797)	(26,417)
Cash cost of sales	$28,116	$21,000	$53,135	$40,947
Cash cost of sales is comprised of:
Total cash cost of silver sold	$27,399	$19,298	$51,248	$38,487
Total cash cost of gold sold	717	1,702	1,887	2,460
Total cash cost of sales	$28,116	$21,000	$53,135	$40,947
Divided by:
Total silver ounces sold	6,789	4,851	12,717	9,673
Total gold ounces sold	2,369	5,674	6,229	8,198
Total silver equivalent ounces sold 1	6,928	5,078	13,054	9,983
Equals:
Average cash cost of silver (per ounce)	$4.04	$3.98	$4.03	$3.98
Average cash cost of gold (per ounce)	$303	$300	$303	$300
Average cash cost (per silver equivalent ounce 1)	$4.06	$4.14	$4.07	$4.10

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

SILVER WHEATON 2012 SECOND QUARTER REPORT [20]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per ounce amounts)	2012	2011	2012	2011
Average realized selling price of silver and gold
Sales	$201,408	$194,752	$401,046	$352,935
Divided by - total silver equivalent ounces sold 1	6,928	5,078	13,054	9,983
Equals - average realized price ($'s per silver equivalent ounce 1)	$29.07	$38.35	$30.72	$35.35
Less - average cash cost ($'s per silver equivalent ounce 1)	(4.06)	(4.14)	(4.07)	(4.10)
Cash operating margin per silver equivalent ounce	$25.01	$34.21	$26.65	$31.25

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants, which had an exercise price denominated in Canadian dollars, from net earnings of the Company.  These warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This accounting treatment was applicable to the warrants which expired or were exercised prior to December 22, 2010.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2012 SECOND QUARTER REPORT [21]

Liquidity and Capital Resources

As at June 30, 2012, the Company had cash and cash equivalents of $1.1 billion (December 31, 2011 - $840.2 million) and working capital of $934.0 million (December 31, 2011 – $677.3 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at June 30, 2012, as more fully described in Note 9 to the financial statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Three Months Ended June 30, 2012

During the three months ended June 30, 2012, the Company generated operating cash flows of $172.9 million compared with $168.3 million during the comparable period of 2011, with the increase being primarily attributable to an increase in silver equivalent ounces sold.

During the three months ended June 30, 2012, the Company had net cash outflows from financing activities of $67.6 million, which was primarily comprised of dividend payments in the amount of $63.7 million, a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $3.2 million from share purchase options exercised during the period.  During the three months ended June 30, 2011, the Company had net cash outflows from financing activities of $17.1 million, which was primarily comprised of a $10.6 million dividend payment as well as a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $0.7 million from share purchase options exercised during the period.

During the three months ended June 30, 2012, the Company had net cash outflows relating to investing activities of $0.6 million, which was primarily related to acquisition of common shares of Revett from the exercise of Revett warrants for total consideration of $0.4 million as well as interest costs in the amount of $0.2 million capitalized to the Barrick silver interest.  During the three months ended June 30, 2011, the Company had net cash outflows relating to investing activities of $14.1 million, which was primarily a result of the acquisition, by way of private placement, of 10 million common shares of Wildcat for total consideration of $13.7 million.

Six Months Ended June 30, 2012

During the six months ended June 30, 2012, the Company generated operating cash flows of $336.7 million compared with $295.5 million during the comparable period of 2011, with the increase being primarily attributable to an increase in silver equivalent ounces sold.

During the six months ended June 30, 2012, the Company had net cash outflows from financing activities of $73.8 million, which was primarily comprised of dividend payments of $63.7 million, scheduled principal repayments of $14.3 million relating to the Company’s term loan, partially offset by proceeds in the amount of $4.1 million from share purchase options and share purchase warrants exercised during the period.  During the six months ended June 30, 2011, the Company had net cash outflows from financing activities of $30.4 million, which was primarily comprised of dividend payments in the amount of $21.2 million as well as scheduled principal repayments of $14.3 million relating to the Company’s term loan, partially offset by proceeds in the amount of $5.1 million from share purchase options and share purchase warrants exercised during the period.

During the six months ended June 30, 2012, the Company had net cash outflows relating to investing activities of $1.0 million, which was primarily related to the acquisition of common shares of Revett, as described above, as well as interest costs in the amount of $0.4 million capitalized to the Barrick silver interest.  During the six months ended June 30, 2011, the Company had net cash inflows relating to investing activities of $7.3 million, which was primarily related to proceeds received from the sale of 1.8 million common shares of Ventana Gold Corp., partially offset by the acquisition of Wildcat shares, as described above.

As at June 30, 2012, the Company has $400 million available under its revolving bank debt facility as more fully described in Note 9 to the financial statements.  In the opinion of management, cash balances, cash flows and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON 2012 SECOND QUARTER REPORT [22]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12 6	n/a	10 years	4-Apr-07
777	100%	100%/50% 7	$5.90	$400	Life of Mine	8-Aug-12
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 8	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 8	8-Sep-09
Veladero	100% 9	-	$3.90	n/a	4 years 8	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 10
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The payment per ounce of silver delivered from the Cozamin mine may be subject to price adjustments in certain circumstances, the effects of which are being reviewed.  Management believes that ultimately no adjustment will be necessary and, as a result, no provision has been made in these financial statements for any such adjustment.

7)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

8)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

9)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
10)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 SECOND QUARTER REPORT [23]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$14,280	$50,060	$-	$-	$64,340	$-	$64,340
Interest on bank debt 1	388	684	-	-	1,072	-	1,072
Silver interest payments
Barrick	137,500	-	-	-	137,500	-	137,500
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Operating leases	246	1,531	594	-	2,371	-	2,371
Total contractual obligations	$152,414	$52,275	$594	$-	$205,283	$262,400	$467,683

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

Contingencies

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

777

In connection with the 777 precious metal purchase agreement, the Company is committed to pay Hudbay a total upfront cash payment of $455.1 million, payable on the closing date.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $294.9 million, payable on an installment basis.  The initial payment of $44.9 million is to be paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at August 9, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.

SILVER WHEATON 2012 SECOND QUARTER REPORT [24]

Share Capital

During the three months ended June 30, 2012, the Company received cash proceeds of $3.2 million from the exercise of 244,833 share purchase options at a weighted average exercise price of Cdn$13.20 per option (six months - $4.1 million from the exercise of 313,233 share purchase options at a weighted average exercise price of Cdn$13.26).  For the comparable period in 2011, the Company received proceeds of $0.7 million from the exercise of 62,983 share purchase options at a weighted average exercise price of Cdn$10.25 per option (six months - $5.1 million from the exercise of 439,889 share purchase options at a weighted average exercise price of Cdn$11.19 per option).

As of August 9, 2012, there were 353,871,320 outstanding common shares, 2,771,394 share purchase options, 132,924 restricted share units and 2,712,740 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at June 30, 2012.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

IFRS 7 – Financial Instruments (amended 2010)

In October, 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures, which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

IAS 12 – Income Taxes (amended 2010)

In December, 2010, the IASB issued amendments to IAS 12 – Income Taxes, which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

SILVER WHEATON 2012 SECOND QUARTER REPORT [25]

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

Subsequent Events

Declaration of Dividend

On August 9, 2012, the Board of Directors declared a dividend in the amount of $0.10 per common share, representing 20% of the cash generated by operating activities during the three months ended June 30, 2012, payable to shareholders of record on August 30, 2012.  This dividend is expected to be distributed on or about September 13, 2012.

Acquisition of New Silver and Gold Interests

On August 8, 2012, the Company announced that it had agreed to acquire 100% of the life of mine silver and gold production from Hudbay’s 777 mine, as well as 100% of the silver production from its Constancia project. Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to the Constancia project, after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton will pay Hudbay total cash consideration of $750 million, of which $500 million is payable upon closing, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered. Silver Wheaton will not share in any ongoing capital or exploration expenditures at the various mines.

Hudbay has provided Silver Wheaton with a completion guarantee, requiring them to complete the Constancia processing plant to at least 90% of expected throughput and recovery by December 31, 2020. If Hudbay fails to satisfy the requirements of the completion guarantee, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.

Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia or 777.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2012.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2012.

SILVER WHEATON 2012 SECOND QUARTER REPORT [26]

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended  June 30, 2012 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of June 30, 2012.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2012 SECOND QUARTER REPORT [27]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2011, unless otherwise noted.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%
Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%
San Dimas(10)	-	-	-	3.5	281.5	31.8	3.5	281.5	31.8	94%
Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%
Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%
Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%
Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%
777 (13)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	63%
Neves-Corvo
Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%
Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(14)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%
Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	80%
Cozamin(15)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.6	5%

Total Silver			396.5			460.8			857.4
GOLD
777 (13)	4.9	1.97	0.31	7.5	1.82	0.44	12.4	1.88	0.75	72%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
Total Gold			0.43			0.53			0.97

SILVER WHEATON 2012 SECOND QUARTER REPORT [28]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5
Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9
Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3
Neves-Corvo
Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8
Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2
Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

Total Silver			162.9			319.4			482.3
GOLD
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
Total Gold			0.13			0.24			0.38

SILVER WHEATON 2012 SECOND QUARTER REPORT [29]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)
Mill	36.7	8.8	10.4
Heap Leach	14.1	1.7	0.8
San Dimas(10)	5.8	324.0	60.8
Pascua-Lama (25%)	8.1	15.5	4.0
Yauliyacu(12)	13.8	163.5	72.7
777 (13)	1.2	39.2	1.5
Neves-Corvo
Copper	28.5	40.0	36.6
Zinc	33.0	55.0	58.3
Rosemont(14)	163.0	2.1	11.2
Constancia	223.0	1.9	13.4
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.6	69.0	12.4
Copper	0.8	36.0	0.9
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	2.4	117.3	9.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.1	340.1	1.4
Los Filos	158.4	5.9	29.9

TOTAL SILVER			369.5
GOLD
777 (13)	1.2	1.96	0.07
Minto	8.5	0.24	0.07
TOTAL GOLD			0.14

SILVER WHEATON 2012 SECOND QUARTER REPORT [30]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.	Peñasquito – Maryse Belanger, P.Geo. (Vice President, Technical Services, Goldcorp Inc.)

b.
San Dimas – Rodney Webster, MAusIMM, MAIG (Geology Manager, Principal Geologist), Herbert A. Smith, P.Eng (Mining Manager, Principal Mining Engineer) and J. Morton Shannon, P.Geo (Geology Manager, Principal Geologist) all of whom are employees of AMC Mining Consultants (Canada) Ltd.

c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)

d.	777 – Robert Carter, P.Eng. (Director, Technical Services, Hudbay Minerals Inc.)

e.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Company (the “Company’s QPs”)

f.	All other operations and development projects: the Company's QPs

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.

b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.

c.
Resources for the Constancia and Pampacancha deposits are reported as of November 2, 2011 and April 2, 2012, respectively.  Reserves for both Constancia and Pampacancha deposits are reported as of August 7, 2012.

d.	Resources for Mineral Park are reported as of December 29, 2006.

e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.

f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.

g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.

h.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and Elsa Tailings as of April 22, 2010.

i.	Resources for Loma de La Plata are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:

a.	Pascua-Lama, Lagunas Norte, Veladero, Pierina and 777 – $22.00 per ounce.

b.	Constancia – $23.00 per ounce.

c.	Yauliyacu - $30.00 per ounce.

d.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.

e.	Rosemont –$10.00 per ounce.

f.	Mineral Park – $7.50 per ounce.

g.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

h.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.

i.	Campo Morado - $30.00 per ounce.

j.	Minto – $3.90 per ounce silver and $300 per ounce gold.

9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:

a.	San Dimas - $25.00 per ounce.

b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.

SILVER WHEATON 2012 SECOND QUARTER REPORT [31]

c.	777 and Constancia - $22.00 per ounce

d.	Yauliyacu – $30.00 per ounce.

e.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.

f.	Rosemont – 0.2% Cu cut-off.

g.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.

h.	Mineral Park – $7.50 per ounce.

i.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

j.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.

k.	Loma de La Plata – $12.50 per ounce.

l.	Minto – 0.5% Cu cut-off.

m.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years.  The Company’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick’s life of mine (“LOM”) plans.  Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves.  Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero.  LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 purchase agreement provides that Hudbay Minerals Inc. will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until the Constancia project satisfies a completion test, or the end of 2016, whichever is later, after which the gold stream will reduce to 50%.  The gold figures in this table represent 100% of 777 Resources and Reserves.

In reliance upon Section 9.2 of NI 43-101, all technical information in this document regarding 777 was sourced by the Company from the Annual Information Form of Hubday Minerals Inc. filed by Hudbay on March 13, 2012 on SEDAR at www.sedar.com.  The Company QP’s have approved the disclosure in this document in reliance on such Annual Information Form.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

15.
The Company’s attributable tonnage at Cozamin was estimated by assuming Capstone Mining Corp’s (“Capstone”) 2012 production guidance of 1.1 million tonnes until the end of the Company’s Cozamin silver purchase agreement with Capstone.  Tonnes were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Capstone’s December 31, 2011 published Proven and Probable Mineral Reserves, applying average reserve grades.

16.
The Company has filed a technical report for Yauliyacu, Peñasquito, San Dimas and Pascua-Lama, which are available on SEDAR at www.sedar.com.  Please see footnote 13 for further information regarding 777.

17.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON 2012 SECOND QUARTER REPORT [32]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2012 SECOND QUARTER REPORT [33]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2012	2011	2012	2011
Sales	4	$201,408	$194,752	$401,046	$352,935
Cost of sales
Cost of sales, excluding depletion		$28,116	$21,000	$53,135	$40,947
Depletion		21,591	14,734	38,797	26,417
Total cost of sales		$49,707	$35,734	$91,932	$67,364
Earnings from operations		$151,701	$159,018	$309,114	$285,571
Expenses and other income
General and administrative 1	5	$7,354	$6,252	$14,918	$12,754
Foreign exchange loss (gain)		39	(502)	9	(506)
Other expense (income)		144	2,765	(506)	2,905
		$7,537	$8,515	$14,421	$15,153
Earnings before income taxes		$144,164	$150,503	$294,693	$270,418
Income tax expense	16	(2,750)	(2,438)	(6,098)	(177)
Net earnings		$141,414	$148,065	$288,595	$270,241

Basic earnings per share		$0.40	$0.42	$0.82	$0.77
Diluted earnings per share		$0.40	$0.42	$0.81	$0.76
Weighted average number of shares outstanding
Basic	14	353,733	353,267	353,631	353,083
Diluted	14	355,519	355,921	355,751	355,895
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,669	$1,814	$3,328	$3,069

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2012	2011	2012	2011
Net earnings		$141,414	$148,065	$288,595	$270,241
Other comprehensive loss
Loss on long-term investments - common shares held	7	$(34,399)	$(95,068)	$(45,106)	$(78,277)
Deferred income tax recovery	16	1,693	8,989	3,204	6,891
Total other comprehensive loss		$(32,706)	$(86,079)	$(41,902)	$(71,386)
Total comprehensive income		$108,708	$61,986	$246,693	$198,855

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 SECOND QUARTER REPORT [34]

Condensed Interim Consolidated Balance Sheets

	Note	June 30	December 31
(US dollars in thousands - unaudited)		2012	2011
Assets
Current assets
Cash and cash equivalents		$1,102,116	$840,201
Accounts receivable	6	5,927	3,890
Other		2,235	1,221
Total current assets		$1,110,278	$845,312
Non-current assets
Silver and gold interests	8	$1,837,945	$1,871,726
Long-term investments	7	107,307	151,621
Deferred income taxes	16	-	2,301
Other		1,295	1,375
Total non-current assets		$1,946,547	$2,027,023
Total assets		$3,056,825	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$12,521	$8,709
Current portion of bank debt	9	28,560	28,560
Current portion of silver interest payments	10	135,225	130,789
Total current liabilities		$176,306	$168,058
Non-current liabilities
Long-term portion of bank debt	9	35,780	50,060
Deferred income taxes	16	61	-
Total non-current liabilities		$35,841	$50,060
Total liabilities		$212,147	$218,118
Shareholders' equity
Issued capital	11	$1,800,338	$1,793,772
Reserves	12	(15,620)	25,422
Retained earnings		1,059,960	835,023
Total shareholders' equity		$2,844,678	$2,654,217
Total liabilities and shareholders' equity		$3,056,825	$2,872,335
Commitments and contingencies	9, 17

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 SECOND QUARTER REPORT [35]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2012	2011	2012	2011
Operating activities
Net earnings		$141,414	$148,065	$288,595	$270,241
Adjustments for
Depreciation and depletion		21,651	14,803	38,917	26,557
Equity settled stock based compensation		1,669	1,814	3,328	3,069
Deferred income tax expense (recovery)	16	2,498	2,249	5,566	(269)
Loss (gain) on fair value adjustment of share purchase warrants held	7	277	2,701	(398)	2,767
Investment income recognized in net earnings		(350)	(205)	(669)	(414)
Other		80	(162)	(17)	(296)
Change in non-cash operating working capital	15	5,344	(1,178)	770	(6,570)
Operating cash flows before interest income		$172,583	$168,087	$336,092	$295,085
Interest income received		333	194	635	392
Cash generated by operating activities		$172,916	$168,281	$336,727	$295,477
Financing activities
Bank debt repaid	9	$(7,140)	$(7,140)	$(14,280)	$(14,280)
Share purchase warrants exercised		-	-	10	61
Share purchase options exercised		3,164	667	4,088	5,062
Dividends paid	11.2	(63,658)	(10,599)	(63,658)	(21,194)
Cash applied to financing activities		$(67,634)	$(17,072)	$(73,840)	$(30,351)
Investing activities
Silver and gold interests		$-	$(16)	$(180)	$(2,557)
Silver and gold interests - interest paid		(194)	(385)	(409)	(701)
Acquisition of long-term investments	7	(395)	(13,674)	(395)	(13,674)
Proceeds on disposal of long-term investments	7	-	-	-	24,270
Dividend income received		17	11	34	22
Other		(42)	(25)	(62)	(33)
Cash (applied to) generated by investing activities		$(614)	$(14,089)	$(1,012)	$7,327
Effect of exchange rate changes on cash and cash equivalents		$(41)	$155	$40	$261
Increase in cash and cash equivalents		$104,627	$137,275	$261,915	$272,714
Cash and cash equivalents, beginning of period		997,489	564,075	840,201	428,636
Cash and cash equivalents, end of period		$1,102,116	$701,350	$1,102,116	$701,350

At June 30, 2012, the Company’s cash and cash equivalents consisted of $244.3 million in cash (December 31, 2011 - $119.3 million) and $857.8 million in cash equivalents (December 31, 2011 - $720.9 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 SECOND QUARTER REPORT [36]

Condensed Interim Consolidated Statements of Shareholders’ Equity

		Reserves						Retained Earnings	Total
		Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)		Total
(US dollars in thousands - unaudited)	Issued Capital				Share Price	Foreign Exchange
At January 1, 2011	$1,782,510	$7,471	$9,853	$1,952	$92,322	$23,766	$135,364	$344,075	$2,261,949
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$-	$122,176	$122,176
Other comprehensive income	-	-	-	-	7,840	6,853	14,693	-	14,693
Total comprehensive income	$-	$-	$-	$-	$7,840	$6,853	$14,693	$122,176	$136,869
Fair value of SBC 1	$-	$-	$827	$428	$-	$-	$1,255	$-	$1,255
Options 1 exercised	5,651	-	(1,256)	-	-	-	(1,256)	-	4,395
RSUs 1 released	932	-	-	(932)	-	-	(932)	-	-
Warrants 1 exercised	70	(9)	-	-	-	-	(9)	-	61
Realized loss on disposal of LTI's 1	-	-	-	-	(2,695)	(1,837)	(4,532)	4,532	-
Dividends (Note 11.2)	-	-	-	-	-	-	-	(10,595)	(10,595)
At March 31, 2011	$1,789,163	$7,462	$9,424	$1,448	$97,467	$28,782	$144,583	$460,188	$2,393,934
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$-	$148,065	$148,065
Other comprehensive loss	-	-	-	-	(87,174)	1,095	(86,079)	-	(86,079)
Total comprehensive income	$-	$-	$-	$-	$(87,174)	$1,095	$(86,079)	$148,065	$61,986
Fair value of SBC 1	$-	$-	$1,159	$655	$-	$-	$1,814	$-	$1,814
Options 1 exercised	740	-	(73)	-	-	-	(73)	-	667
RSUs 1 released	165	-	-	(165)	-	-	(165)	-	-
Dividends (Note 11.2)	-	-	-	-	-	-	-	(10,599)	(10,599)
At June 30, 2011	$1,790,068	$7,462	$10,510	$1,938	$10,293	$29,877	$60,080	$597,654	$2,447,802
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$-	$279,787	$279,787
Other comprehensive loss	-	-	-	-	(28,929)	(8,100)	(37,029)	-	(37,029)
Total comprehensive income	$-	$-	$-	$-	$(28,929)	$(8,100)	$(37,029)	$279,787	$242,758
Fair value of SBC 1	$-	$-	$2,688	$572	$-	$-	$3,260	$-	$3,260
Options 1 exercised	3,661	-	(884)	-	-	-	(884)	-	2,777
Warrants 1 exercised	43	(5)	-	-	-	-	(5)	-	38
Dividends (Note 11.2)	-	-	-	-	-	-	-	(42,418)	(42,418)
At December 31, 2011	$1,793,772	$7,457	$12,314	$2,510	$(18,636)	$21,777	$25,422	$835,023	$2,654,217
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$-	$147,181	$147,181
Other comprehensive loss	-	-	-	-	(12,398)	3,202	(9,196)	-	(9,196)
Total comprehensive income	$-	$-	$-	$-	$(12,398)	$3,202	$(9,196)	$147,181	$137,985
Fair value of SBC 1	$-	$-	$1,405	$254	$-	$-	$1,659	$-	$1,659
Options 1 exercised	1,222	-	(298)	-	-	-	(298)	-	924
RSUs 1 released	946	-	-	(946)	-	-	(946)	-	-
Warrants 1 exercised	11	(1)	-	-	-	-	(1)	-	10
Dividends (Note 11.2)	-	-	-	-	-	-	-	(31,829)	(31,829)
At March 31, 2012	$1,795,951	$7,456	$13,421	$1,818	$(31,034)	$24,979	$16,640	$950,375	$2,762,966
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$-	$141,414	$141,414
Other comprehensive loss	-	-	-	-	(30,683)	(2,023)	(32,706)	-	(32,706)
Total comprehensive income	$-	$-	$-	$-	$(30,683)	$(2,023)	$(32,706)	$141,414	$108,708
Fair value of SBC 1	$-	$-	$1,107	$562	$-	$-	$1,669	$-	$1,669
Options 1 exercised	4,190	-	(1,026)	-	-	-	(1,026)	-	3,164
RSUs 1 released	197	-	-	(197)	-	-	(197)	-	-
Dividends (Note 11.2)	-	-	-	-	-	-	-	(31,829)	(31,829)
At June 30, 2012	$1,800,338	$7,456	$13,502	$2,183	$(61,717)	$22,956	$(15,620)	$1,059,960	$2,844,678

1)
Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 SECOND QUARTER REPORT [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the TSX under the symbol SLW.WT.U.

Including the agreements entered into after June 30, 2012 (Note 19), the Company has entered into 15 long-term silver purchase agreements and three long-term precious metal purchase agreements, relating to 21 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended June 30, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.04 and $303, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on August 9, 2012.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), which is applicable to the preparation of interim financial statements.  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2012 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Changes in Accounting Policies

Accounting Policies Implemented Effective January 1, 2012

IFRS 7 – Financial Instruments (amended 2010)

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.
SILVER WHEATON 2012 SECOND QUARTER REPORT [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

IAS 12 – Income Taxes (amended 2010)

In December 2010, the IASB issued amendments to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

2.3.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.
SILVER WHEATON 2012 SECOND QUARTER REPORT [39]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $1.8 billion at June 30, 2012.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has silver or precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 12.2, 12.3 and 13.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 4, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.
SILVER WHEATON 2012 SECOND QUARTER REPORT [40]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Critical Accounting Judgments

3.7	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the likelihood of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

4.	Revenue

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Sales
Silver bullion sales
Silver credit sales	$157,257	$145,516	$308,534	$267,890
Concentrate sales	40,437	40,675	82,322	72,605
	$197,694	$186,191	$390,856	$340,495
Gold bullion sales
Concentrate sales	3,714	8,561	10,190	12,440
Total sales revenue	$201,408	$194,752	$401,046	$352,935

Silver Credit Sales

Under certain silver purchase agreements, silver is acquired from the counterparty in the form of silver credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver credit sales is recognized at the time of physical delivery, which is also the date that title to the silver passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at June 30, 2012 or June 30, 2011.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver.
SILVER WHEATON 2012 SECOND QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Concentrate Sales

Under certain silver or precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.
Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

5.	General and Administrative

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Salaries and benefits	$2,224	$1,863	$4,612	$4,566
Depreciation	60	69	120	140
Charitable donations	313	24	1,178	325
Other	3,088	2,482	5,680	4,654
	$5,685	$4,438	$11,590	$9,685
Equity settled stock based compensation (a non-cash expense)	1,669	1,814	3,328	3,069
Total general and administrative	$7,354	$6,252	$14,918	$12,754

6.	Accounts Receivable

	June 30	December 31
(in thousands)	2012	2011
Trade receivables from provisional concentrate sales, net of fair value adjustment	$5,537	$3,494
Other receivables	390	396
Total accounts receivable	$5,927	$3,890

SILVER WHEATON 2012 SECOND QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Trade Receivables From Provisional Concentrate Sales, Net of Fair Value Adjustment

As discussed in Note 4, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At June 30, 2012, the Company had outstanding provisionally priced sales of $11.3 million (December 31, 2011 - $3.6 million) where the quotational period pricing was estimated based on the forward price for silver, consisting of 0.4 million ounces of silver (December 31, 2011 – 0.1 million ounces of silver), which had a fair value loss adjustment of approximately $0.4 million (December 31, 2011 - $0.3 million gain) associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $3,900 (December 31, 2011 - $1,200).

7.	Long-Term Investments

	June 30	December 31
(in thousands)	2012	2011
Common shares held	$104,711	$149,039
Warrants held	2,596	2,582
	$107,307	$151,621

Common Shares Held

	Jun 30 2012	Three Months Ended Jun 30 2012	Six Months Ended Jun 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Fair Value
Bear Creek	$37,095	$(10,301)	$(9,076)	$46,171
Revett	17,325	(4,595)	(7,246)	23,793
Sabina	22,846	(9,826)	(21,331)	44,177
Other	27,445	(9,677)	(7,453)	34,898
	$104,711	$(34,399)	$(45,106)	$149,039

SILVER WHEATON 2012 SECOND QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Warrants Held

	Jun 30 2012	Three Months Ended Jun 30 2012	Six Months Ended Jun 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Fair Value
Revett	$-	$(222)	$(357)	$741
Other	2,596	(55)	755	1,841
	$2,596	$(277)	$398	$2,582

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded as a component of other comprehensive income (“OCI”) as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the three months ended June 30, 2012, the Company acquired 244,836 common shares of Revett Minerals Inc. (“Revett”) from the exercise of 244,836 Revett warrants for total consideration of $0.4 million.

During the three months ended June 30, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation (“Wildcat”) for total consideration of $13.7 million.

During the three and six months ended June 30, 2012, the value of the Company’s long-term investments in common shares held declined by $34.4 million and $45.1 million, respectively, primarily attributable to the Company’s investments in Bear Creek Mining Corporation (“Bear Creek”) and Sabina Gold & Silver Corp. (“Sabina”). As a result of this decline in the fair value of its long-term investments in common shares held, during the three months ended June 30, 2012, the Company recorded a $1.7 million (six months - $3.2 million) deferred income tax recovery  being reflected as a component of other comprehensive income.  In addition, the Company has reversed previously recognized deferred income tax assets primarily as a result of the decline in fair value of long-term investments in common shares held, resulting in a $1.7 million (six months - $3.2 million) deferred income tax expense being reflected as a component of net earnings.

SILVER WHEATON 2012 SECOND QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

8.	Silver and Gold Interests

June 30, 2012
Cost				Accumulated Depletion			Carrying Amount - Jun 30, 2012
(in thousands)	Balance - Jan 1, 2012	Additions	Balance - Jun 30, 2012	Balance - Jan 1, 2012	Depletion	Balance - Jun 30, 2012
Silver interests
San Dimas	$190,331	$-	$190,331	$(22,804)	$(2,366)	$(25,170)	$165,161
Zinkgruvan	77,919	-	77,919	(20,280)	(1,841)	(22,121)	55,798
Yauliyacu	285,292	-	285,292	(55,280)	(8,289)	(63,569)	221,723
Peñasquito	524,626	-	524,626	(19,653)	(8,980)	(28,633)	495,993
Cozamin	41,959	-	41,959	(16,844)	(3,118)	(19,962)	21,997
Barrick 1	623,809	4,836	628,645	(22,724)	(4,886)	(27,610)	601,035
Other 2	294,367	180	294,547	(42,651)	(8,254)	(50,905)	243,642
	$2,038,303	$5,016	$2,043,319	$(200,236)	$(37,734)	$(237,970)	$1,805,349
Gold interests
Minto	$47,774	$-	$47,774	$(14,115)	$(1,063)	$(15,178)	$32,596
	$2,086,077	$5,016	$2,091,093	$(214,351)	$(38,797)	$(253,148)	$1,837,945

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

December 31, 2011
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Dec 31, 2011	Balance - Jan 1, 2011	Depletion	Balance - Dec 31, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(3,997)	$(22,804)	$167,527
Zinkgruvan	77,919	-	77,919	(17,797)	(2,483)	(20,280)	57,639
Yauliyacu	285,292	-	285,292	(48,972)	(6,308)	(55,280)	230,012
Peñasquito	524,626	-	524,626	(9,696)	(9,957)	(19,653)	504,973
Cozamin	41,959	-	41,959	(11,010)	(5,834)	(16,844)	25,115
Barrick 1	607,612	16,197	623,809	(12,305)	(10,419)	(22,724)	601,085
Other 2	294,258	109	294,367	(27,280)	(15,371)	(42,651)	251,716
	$2,021,997	$16,306	$2,038,303	$(145,867)	$(54,369)	$(200,236)	$1,838,067
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(3,088)	$(14,115)	$33,659
	$2,069,771	$16,306	$2,086,077	$(156,894)	$(57,457)	$(214,351)	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2012			December 31, 2011
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$24,352	$140,809	$165,161	$41,719	$125,808	$167,527
Zinkgruvan	36,151	19,647	55,798	37,118	20,521	57,639
Yauliyacu	31,150	190,573	221,723	38,368	191,644	230,012
Peñasquito	388,866	107,127	495,993	411,124	93,849	504,973
Cozamin	21,997	-	21,997	25,115	-	25,115
Barrick 1, 2	19,298	581,737	601,035	24,185	576,900	601,085
Other 3	101,167	142,475	243,642	104,705	147,011	251,716
	$622,981	$1,182,368	$1,805,349	$682,334	$1,155,733	$1,838,067
Gold interests
Minto	$24,291	$8,305	$32,596	$25,354	$8,305	$33,659
	$647,272	$1,190,673	$1,837,945	$707,688	$1,164,038	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

There were no significant changes to the silver and gold interests during the three and six months ended June 30, 2012.

9.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”).  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

SILVER WHEATON 2012 SECOND QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

During the three and six months ended June 30, 2012, the Company repaid $7.1 million and $14.3 million, respectively, (three and six months ended June 30, 2011 - $7.1 million and $14.3 million) of the balance outstanding on the Term Loan, resulting in an outstanding balance of 64 million as at such date.  As at June 30, 2012, the Company had $400 million (2011 - $400 million) available under its Revolving Loan.

The Company is in compliance with the debt covenants described above.

	June 30, 2012
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	35,780	-	35,780
	$64,340	$-	$64,340

Three months:
Interest capitalized during the period	$187	$-	$187
Effective interest rate	1.12%	n/a	1.12%
Six months:
Interest capitalized during the period	$399	$-	$399
Effective interest rate	1.13%	n/a	1.13%

	December 31, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	50,060	-	50,060
	$78,620	$-	$78,620

Interest capitalized during the year	$1,044	$-	$1,044
Effective interest rate	1.13%	n/a	1.13%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

SILVER WHEATON 2012 SECOND QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2012	$14,280	$-	$14,280
2013	28,560	-	28,560
2014	21,500	-	21,500
	$64,340	$-	$64,340

10.	Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $487.5 million has been paid to date. The remaining $137.5 million is payable on the third anniversary of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments due are reported at amortized cost using the effective interest method.  Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.  As at June 30, 2012, $48.7 million (June 30, 2011 - $37.7 million) of the interest costs have been accreted to the cost of the Barrick silver interest, of which $2.2 million and $4.4 million were capitalized during the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – $4.3 million and $8.6 million).

11.	Issued Capital

	Note	June 30	December 31
(US dollars in thousands)		2012	2011
Issued capital
Share capital issued and outstanding: 353,871,320 common shares (December 31, 2011: 353,499,816 common shares)	11.1	$1,800,338	$1,793,772

11.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at June 30, 2012, the Company had no preference shares outstanding.

SILVER WHEATON 2012 SECOND QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2011 to June 30, 2012 is presented below:

	Number of Shares	Weighted Average Price (Cdn$)

At January 1, 2011	352,785,382
Share purchase options exercised	376,906	$11.34
Share purchase warrants exercised	3,074	20.00
Restricted share units released	63,626	-
At March 31, 2011	353,228,988
Share purchase options exercised	62,983	$10.25
Restricted share units released	3,667	-
At June 30, 2011	353,295,638
Share purchase options exercised	202,284	$13.63
Share purchase warrants exercised	1,894	20.00
At December 31, 2011	353,499,816
Share purchase options exercised	68,400	$13.49
Share purchase warrants exercised	497	20.00
Restricted share units released	51,207	-
At March 31, 2012	353,619,920
Share purchase options exercised	244,833	$13.20
Restricted share units released	6,567	-
At June 30, 2012	353,871,320

11.2.	Dividends Declared

During the three months ended June 30, 2012, the Company announced that its Board of Directors declared and paid to its shareholders dividends in the amount of $0.09 per common share for total dividends of $31.8 million (six months - $0.18 per common share for total dividends of $63.7 million).  For the comparable period in 2011, the Company declared and paid to its shareholders dividends in the amount of $0.03 per common share, for total dividends of $10.6 million (six months - $0.06 per common share for total dividends of $21.2 million).

12.	Reserves

	Note	June 30	December 31
(US dollars in thousands)		2012	2011
Reserves
Share purchase warrants	12.1	$7,456	$7,457
Share purchase options	12.2	13,502	12,314
Restricted share units	12.3	2,183	2,510
Long-term investment revaluation reserve, net of tax	7	(38,761)	3,141
Total reserves		$(15,620)	$25,422

SILVER WHEATON 2012 SECOND QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

12.1.	Share Purchase Warrants

A continuity schedule of the Company’s US dollar denominated share purchase warrants (“warrants”) from January 1, 2011 to June 30, 2012 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio
At January 1, 2011	2,718,205	$20.00	1.00
Exercised	(3,074)	20.00	1.00
At March 31, 2011	2,715,131	$20.00	1.00
Exercised	-	-	-
At June 30, 2011	2,715,131	$20.00	1.00
Exercised	(1,894)	20.00	1.00
At December 31, 2011	2,713,237	$20.00	1.00
Exercised	(497)	20.00	1.00
At March 31, 2012	2,712,740	$20.00	1.00
Exercised	-	-	-
At June 30, 2012	2,712,740	$20.00	1.00

The warrants, which expire on September 5, 2013, trade on the TSX under the symbol SLW.WT.U.  Each warrant entitles the holder the right to purchase one of the Company’s common shares.

12.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

SILVER WHEATON 2012 SECOND QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$28.59	Cdn$34.11	Cdn$32.85	Cdn$38.94
Expected dividend yield	1.47%	0.34%	1.15%	0.30%
Expected volatility	45%	45%	45%	48%
Risk-free interest rate	1.07%	1.77%	1.24%	1.82%
Estimated forfeiture rate	0.0%	0.0%	0.0%	0.0%
Expected option life, in years	2.5	2.5	2.5	2.5
Weighted average fair value per option granted	Cdn$7.51	Cdn$9.79	Cdn$8.85	Cdn$11.99

During the three months ended June 30, 2012, the Company issued 80,000 share purchase options with a weighted average exercise price of Cdn$28.59 and a fair value of $0.6 million or Cdn$7.51 per option (six months - 476,000 share purchase options with a weighted average exercise price of Cdn$32.85 and a fair value of $4.2 million or Cdn$8.85 per option).  For the same period in 2011, the Company issued 183,100 share purchase options with a weighted average exercise price of Cdn$34.11 per option and a fair value of $1.8 million or Cdn$9.79 per option (six months – 518,500 share purchase options with a weighted average exercise price of Cdn$38.94 per option and a fair value of $6.3 million or Cdn$11.99 per option).

Equity settled stock based compensation expense during the three months ended June 30, 2012 included $1.1 million (six months - $2.5 million) of amortization of the fair value of the share purchase options issued, compared to $1.2 million (six months - $2.0 million) during the comparable period in 2011.

At June 30, 2012, there were 2,691,394 share purchase options outstanding with a weighted average exercise price of Cdn$22.84 per option.  For the comparable period in 2011, there were 2,655,911 share purchase options outstanding with a weighted average exercise price of Cdn$19.11 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2011 to June 30, 2012 is presented below:

SILVER WHEATON 2012 SECOND QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2011	2,603,822	$13.91
Granted (fair value - $4.5 million or Cdn$13.19 per option)	335,400	41.58
Exercised	(376,906)	11.34
At March 31, 2011	2,562,316	$17.88
Granted (fair value - $1.8 million or Cdn$9.79 per option)	183,100	34.11
Exercised	(62,983)	10.25
Forfeited	(26,522)	25.23
At June 30, 2011	2,655,911	$19.11
Granted (fair value - $0.8 million or Cdn$7.85 per option)	107,500	29.78
Exercised	(202,284)	13.63
At December 31, 2011	2,561,127	$19.60
Granted (fair value - $3.6 million or Cdn$9.12 per option)	396,000	33.71
Exercised	(68,400)	13.49
Forfeited	(24,000)	37.88
At March 31, 2012	2,864,727	$21.89
Granted (fair value - $0.6 million or Cdn$7.51 per option)	80,000	28.59
Exercised	(244,833)	13.20
Forfeited	(8,500)	33.58
At June 30, 2012	2,691,394	$22.84

As it relates to share purchase options, during the three months ended June 30, 2012, the weighted average share price at the time of exercise was Cdn$27.89 per share (six months - Cdn$29.38 per share), as compared to Cdn$36.09 per share (six months - Cdn$41.66 per share) during the comparable period in 2011.

12.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

During the six months ended June 30, 2012, the Company issued 33,500 RSUs with a fair value of $1.1 million or Cdn$33.71 per RSU (six months ended June 30, 2011 – 33,500 RSUs with a fair value of $1.5 million or Cdn$43.74 per RSU), with all of these RSUs being issued during the three months ended June 30, 2012.

Equity settled stock based compensation expense during the three months ended June 30, 2012 included $0.6 million (six months - $0.8 million) relating to the amortization of the fair value of RSUs issued, consistent with the comparable period in 2011 (six months - $1.1 million).

At June 30, 2012, there were 132,924 RSUs outstanding.  For the comparable period in 2011, there were 157,198 RSUs outstanding.

SILVER WHEATON 2012 SECOND QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

13.	Stock Based Compensation

The Company’s stock based compensation includes share purchase options (Note 12.2), restricted share units (Note 12.3) and performance share units (Note 13.1).

13.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended June 30, 2012, the Company issued 4,000 PSUs (six months - 72,700 PSUs), compared to 1,000 PSUs (six months - 62,800 PSUs) issued during the comparable period of 2011.

A continuity schedule of the Company’s outstanding PSUs from January 1, 2011 to June 30, 2012 is presented below:

Number of PSUs outstanding
At January 1, 2011	-
Granted	61,800
Dividend equivalent participation	44
At March 31, 2011	61,844
Granted	1,000
Forfeited	(21,115)
Dividend equivalent participation	30
At June 30, 2011	41,759
Dividend equivalent participation	154
At December 31, 2011	41,913
Granted	68,700
Forfeited	(2,513)
At March 31, 2012	108,100
Granted	4,000
Dividend equivalent participation	676
At June 30, 2012	112,776

SILVER WHEATON 2012 SECOND QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

14.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Basic weighted average number of shares outstanding	353,733	353,267	353,631	353,083
Effect of dilutive securities
Share purchase options	853	1,301	993	1,426
Share purchase warrants	794	1,193	981	1,219
Restricted share units	139	160	146	167
Diluted weighted average number of shares outstanding	355,519	355,921	355,751	355,895

The following table lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$28.27 (six months - Cdn$31.33), compared to Cdn$35.69 (six months – Cdn$36.28) for the comparable period in 2011.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Share purchase options	1,060	326	880	326
Share purchase warrants	-	-	-	-
Total	1,060	326	880	326

15.	Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Change in non-cash working capital
Accounts receivable	$290	$(586)	$(2,037)	$(1,316)
Accounts payable and accrued liabilities	5,953	(250)	3,821	(4,785)
Other	(899)	(342)	(1,014)	(469)
Total change in non-cash working capital	$5,344	$(1,178)	$770	$(6,570)

SILVER WHEATON 2012 SECOND QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

16.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Current income tax expense related to foreign jurisdictions	$252	$189	$532	$446
Deferred income tax expense (recovery) relating to the origination and reversal of temporary differences	2,498	2,249	5,566	(269)
Income tax expense recognized in net earnings	$2,750	$2,438	$6,098	$177

Income tax recognized in other comprehensive income is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Deferred income tax recovery related to the losses on long-term investments - common shares held	$(1,693)	$(8,989)	$(3,204)	$(6,891)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2012	2011	2012	2011
Earnings before income taxes	$144,164	$150,503	$294,693	$270,418
Canadian federal and provincial income tax rates	25.00%	26.50%	25.00%	26.50%
Income tax expense based on above rates	$36,041	$39,884	$73,673	$71,661
Canadian functional currency election 1	-	-	-	(3,556)
Non-deductible portion of capital losses, net of capital gains	34	358	(50)	369
Non-deductible stock based compensation and other	422	549	838	1,271
Differences in tax rates in foreign jurisdictions	(35,475)	(38,489)	(71,518)	(69,693)
Impact of future income tax rate applied versus current statutory rate	-	(92)	-	(104)
Change in unrecognized temporary differences	1,728	228	3,155	229
Income tax expense	$2,750	$2,438	$6,098	$177

1)	The Company elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

SILVER WHEATON 2012 SECOND QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.

The movement in deferred tax assets and liabilities for the six months ended June 30, 2012 and the year ended December 31, 2011 is shown below:

	Six Months Ended June 30, 2012
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,738	$(311)	$-	$-	$12,427
Financing fees	2,695	(708)	-	-	1,987
Capital losses	4,846	(3,203)	-	-	1,643
Other	290	86	-	-	376
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,129)	84	-	-	(10,045)
Foreign exchange on debt	(421)	77	-	-	(344)
Long-term investments	(4,425)	(78)	3,204	-	(1,299)
Silver and gold interests	(3,293)	(1,513)	-	-	(4,806)
Total	$2,301	$(5,566)	$3,204	$-	$(61)

	Year Ended December 31, 2011
		Recovery (Expense) Recognized In Income Tax Expense		Recovery (Expense) Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Functional Currency Election	Other			Closing Balance
Deferred tax assets
Non-capital losses	$16,153	$-	$(3,415)	$-	$-	$12,738
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(1,772)	-	-	2,695
Capital losses	8,775	-	(3,495)	(434)	-	4,846
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	100	-	-	290
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(40)	-	-	(10,129)
Foreign exchange on debt	(575)	-	154	-	-	(421)
Long-term investments	(16,230)	-	306	11,499	-	(4,425)
Silver and gold interests	(3,996)	2,881	(2,178)	-	-	(3,293)
Total	$(822)	$3,556	$(11,132)	$10,699	$-	$2,301

SILVER WHEATON 2012 SECOND QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	June 30	December 31
	2012	2011
Capital losses	$7,124	$3,971
Unrealized foreign exchange	-	27
Unrealized losses on long-term investments	6,734	4,272
Total	$13,858	$8,270

SILVER WHEATON 2012 SECOND QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

17.	Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12 6	n/a	10 years	4-Apr-07
777	100%	100%/50% 7	$5.90	$400	Life of Mine	8-Aug-12
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 8	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 8	8-Sep-09
Veladero	100% 9	-	$3.90	n/a	4 years 8	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 10
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The payment per ounce of silver delivered from the Cozamin mine may be subject to price adjustments in certain circumstances, the effects of which are being reviewed.  Management believes that ultimately no adjustment will be necessary and, as a result, no provision has been made in these financial statements for any such adjustment.

7)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

8)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

9)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
10)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 SECOND QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$14,280	$50,060	$-	$-	$64,340	$-	$64,340
Interest on bank debt 1	388	684	-	-	1,072	-	1,072
Silver interest payments
Barrick	137,500	-	-	-	137,500	-	137,500
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Operating leases	246	1,531	594	-	2,371	-	2,371
Total contractual obligations	$152,414	$52,275	$594	$-	$205,283	$262,400	$467,683

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

Contingencies

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

777

In connection with the 777 precious metal purchase agreement (Note 19), the Company is committed to pay Hudbay Minerals Inc. (“Hudbay”) a total upfront cash payment of $455.1 million, payable on the closing date.

Constancia

In connection with the Constancia silver purchase agreement (Note 19), the Company is committed to pay Hudbay total upfront cash payments of $294.9 million, payable on an installment basis.  The initial payment of $44.9 million is to be paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at August 9, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.

SILVER WHEATON 2012 SECOND QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

18.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$36,695	$5,301	$1,027	$30,367	$31,394	$165,161
Zinkgruvan	16,505	2,401	973	13,131	14,043	55,798
Yauliyacu	34,468	4,713	5,796	23,959	32,202	221,723
Peñasquito	53,197	7,362	5,462	40,373	45,835	495,993
Cozamin	11,981	1,626	1,599	8,756	10,400	21,997
Barrick 2	14,183	1,833	2,040	10,310	13,571	601,035
Other 3	30,665	4,163	4,290	22,212	27,670	243,642
	$197,694	$27,399	$21,187	$149,108	$175,115	$1,805,349
Gold
Minto	3,714	717	404	2,593	2,928	32,596
Total silver and gold interests	$201,408	$28,116	$21,591	$151,701	$178,043	$1,837,945
Corporate
General and administrative				$(7,354)
Other				(2,933)
Total corporate				$(10,287)	$(5,127)	$1,218,880
Consolidated	$201,408	$28,116	$21,591	$141,414	$172,916	$3,056,825

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Three Months Ended June 30, 2011
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$42,798	$4,649	$816	$37,333	$38,149	$169,458
Zinkgruvan	16,220	1,636	679	13,905	13,303	58,899
Yauliyacu	17,663	1,894	2,363	13,406	15,770	233,355
Peñasquito	39,274	3,746	2,313	33,215	35,528	510,351
Cozamin	10,284	1,147	1,299	7,838	10,798	28,394
Barrick 2	27,437	2,832	2,596	22,009	24,605	599,449
Other 3	32,515	3,394	3,706	25,415	29,105	260,447
	$186,191	$19,298	$13,772	$153,121	$167,258	$1,860,353
Gold
Minto	8,561	1,702	962	5,897	5,941	35,362
Total silver and gold interests	$194,752	$21,000	$14,734	$159,018	$173,199	$1,895,715
Corporate
General and administrative				$(6,252)
Other				(4,701)
Total corporate				$(10,953)	$(4,918)	$911,631
Consolidated	$194,752	$21,000	$14,734	$148,065	$168,281	$2,807,346

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Six Months Ended June 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$92,261	$12,261	$2,366	$77,634	$79,999	$165,161
Zinkgruvan	33,443	4,544	1,841	27,058	27,538	55,798
Yauliyacu	50,054	6,710	8,289	35,055	45,790	221,723
Peñasquito	91,957	12,104	8,980	70,873	79,853	495,993
Cozamin	24,590	3,159	3,118	18,313	20,540	21,997
Barrick 2	35,686	4,390	4,886	26,410	32,517	601,035
Other 3	62,865	8,080	8,254	46,531	54,722	243,642
	$390,856	$51,248	$37,734	$301,874	$340,959	$1,805,349
Gold
Minto	10,190	1,887	1,063	7,240	8,077	32,596
Total silver and gold interests	$401,046	$53,135	$38,797	$309,114	$349,036	$1,837,945
Corporate
General and administrative				$(14,918)
Other				(5,601)
Total corporate				$(20,519)	$(12,309)	$1,218,880
Consolidated	$401,046	$53,135	$38,797	$288,595	$336,727	$3,056,825

1)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Six Months Ended June 30, 2011
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$101,169	$11,719	$2,066	$87,384	$88,351	$169,458
Zinkgruvan	27,269	2,946	1,223	23,100	22,909	58,899
Yauliyacu	21,186	2,371	2,965	15,850	18,815	233,355
Peñasquito	66,294	7,414	4,579	54,301	58,880	510,351
Cozamin	18,935	2,244	2,555	14,136	18,573	28,394
Barrick 2	49,100	5,486	5,010	38,604	42,056	599,449
Other 3	56,542	6,307	6,634	43,601	49,290	260,447
	$340,495	$38,487	$25,032	$276,976	$298,874	$1,860,353
Gold
Minto	12,440	2,460	1,385	8,595	8,811	35,362
Total silver and gold interests	$352,935	$40,947	$26,417	$285,571	$307,685	$1,895,715
Corporate
General and administrative				$(12,754)
Other				(2,576)
Total corporate				$(15,330)	$(12,208)	$911,631
Consolidated	$352,935	$40,947	$26,417	$270,241	$295,477	$2,807,346

1)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 SECOND QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

Geographic Segments

 The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended June 30, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$8,992	$52,062	$32,596
United States	3,974	39,750	-
Mexico	112,143	751,896	-
Europe
Greece	5,985	39,580	-
Portugal	5,158	32,618	-
Sweden	16,505	55,798	-
South America
Argentina / Chile 1	6,119	598,077	-
Peru	42,532	235,568	-
Consolidated	$201,408	$1,805,349	$32,596

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Three Months Ended June 30, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$13,780	$55,669	$35,362
United States	4,860	41,469	-
Mexico	102,049	783,437	-
Europe
Greece	6,383	42,931	-
Portugal	6,361	34,259	-
Sweden	16,220	58,899	-
South America
Argentina / Chile 1	15,763	587,683	-
Peru	29,336	256,006	-
Consolidated	$194,752	$1,860,353	$35,362

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2012 SECOND QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

	Six Months Ended June 30, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$20,481	$52,062	$32,596
United States	9,399	39,750	-
Mexico	229,213	751,896	-
Europe
Greece	12,951	39,580	-
Portugal	9,818	32,618	-
Sweden	33,443	55,798	-
South America
Argentina / Chile 1	15,301	598,077	-
Peru	70,440	235,568	-
Consolidated	$401,046	$1,805,349	$32,596

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Six Months Ended June 30, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$20,350	$55,669	$35,362
United States	8,597	41,469	-
Mexico	202,695	783,437	-
Europe
Greece	12,340	42,931	-
Portugal	11,398	34,259	-
Sweden	27,269	58,899	-
South America
Argentina / Chile 1	26,318	587,683	-
Peru	43,968	256,006	-
Consolidated	$352,935	$1,860,353	$35,362

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2012 SECOND QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2012 (US Dollars – Unaudited)

19.	Subsequent Events

Declaration of Dividend

On August 9, 2012, the Board of Directors declared a dividend in the amount of $0.10 per common share, representing 20% of the cash generated by operating activities during the three months ended June 30, 2012, payable to shareholders of record on August 30, 2012.  This dividend is expected to be distributed on or about September 13, 2012.

Acquisition of New Silver and Gold Interests

On August 8, 2012, the Company announced that it had agreed to acquire 100% of the life of mine silver and gold production from Hudbay’s 777 mine, as well as 100% of the silver production from its Constancia project. Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to the Constancia project, after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton will pay Hudbay total cash consideration of $750 million, of which $500 million is payable upon closing, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered. Silver Wheaton will not share in any ongoing capital or exploration expenditures at the various mines.

Hudbay has provided Silver Wheaton with a completion guarantee, requiring them to complete the Constancia processing plant to at least 90% of expected throughput and recovery by December 31, 2020. If Hudbay fails to satisfy the requirements of the completion guarantee, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.

Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia or 777.

SILVER WHEATON 2012 SECOND QUARTER REPORT [66]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

Brad Kopp
Senior Vice President,
Investor Relations

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Senior Vice President,
Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:      info@silverwheaton.com

SILVER WHEATON CORP.
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